Exhibit 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Churchill, Pennsylvania 15235
(800) 972-7341

Investor Contact:	Company Contact:
Jody Burfening / Chris Witty	John C. Regan, Chairman & CEO
Lippert/Heilshorn & Associates, Inc.	412-243-3200
(212) 201-6609
cwitty@lhai.com
FOR IMMEDIATE RELEASE
PDG Environmental Announces First Quarter Results
PITTSBURGH, PA, June 14, 2006 – PDG Environmental, Inc. (OTC BB: PDGE), a leading provider of environmental remediation and specialty contracting services, today reported financial results for the first quarter ended April 30, 2006.
Revenues for the three months ended April 30, 2006 were $16.7 million, a 20% increase over the $14.0 million recorded in the prior year quarter, reflecting the impact of PDG Environmental’s August 2005 acquisition of Flagship Services Group and an increase in hurricane-related mold and reconstruction work. Gross profit declined to $1.2 million from $2.3 million in last year’s fiscal first quarter, due primarily to the combined impact of lower margins on certain asbestos projects and a higher cost structure developed to support an increase in future revenues. Earnings before income taxes, interest, depreciation and amortization (“EBITDA”) declined to $(1.3) million from $0.8 million last year, due to the lower gross profit and an increase in SG&A related to the Flagship acquisition, combined with continued startup and expansion costs at the company’s new offices. The non-cash accounting cost of PDG Environmental’s July 2005 private placement of convertible preferred and common equity totaled $0.8 million, comprised of $0.1 million for preferred dividends and $0.7 million for accretion of the discount for the preferred stock.
Including the above non-cash costs and certain tax benefits, the company reported a net loss of $(1.9) million for the quarter, or $(0.11) per share, compared with net income of $0.3 million, or $0.02 per share, in the comparable period for fiscal 2006. Fully diluted shares outstanding rose to 18.3 million from 14.2 million last year, reflecting the equity raised in conjunction with the purchase of Flagship, the conversion of the related preferred stock to common stock, and the exercise of stock warrants issued as part of the transaction.
Stockholders’ equity declined slightly to $17.3 million compared to the end of fiscal 2006, while working capital increased to $19.1 million from $18.0 million.
“The first quarter continued to highlight our diversification strategy and growth initiatives,” commented John C. Regan, Chairman and CEO of PDG Environmental. “We posted solid top line results compared with last year due to the inclusion of Flagship and incremental hurricane-related business, offsetting a slight decline in asbestos-related revenue in what is traditionally a seasonally weak quarter. In addition, we recently announced a number of new contract awards which will drive growth for the remainder of this year. Our backlog now stands at a record level of $47.4 million.

“We have put the foundation in place for improved financial performance going forward, even as our cost structure has increased due to the inclusion of three new offices and the expanded Flagship operations. For the second quarter, we expect to see revenues grow significantly from the first quarter, with a corresponding rise in margins and earnings. PDG Environmental is rapidly becoming a leader in mold remediation and reconstruction. As we enter this year’s hurricane season, with numerous opportunities ahead, we view the outlook for the balance of fiscal 2007 very positively.”
Conference Call
PDG Environmental will host a conference call at 11:00 a.m. Eastern on Wednesday, June 14, 2006. During the call, John C. Regan, Chairman and CEO, and Todd Fortier, CFO, will discuss the company’s quarterly performance and financial results. The telephone number for the conference call is (888) 804-7108.
Investors will be able to access an encore recording of the conference call for one week by calling (800) 642-1687, conference ID# 1092686. The encore recording will be available two hours after the conference call has concluded.
About PDG Environmental
PDG Environmental, Inc., headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, PDG Environmental has 18 offices capable of responding to customer requirements coast to coast. For additional information, please visit            www.pdge.com .
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
— Tables to follow —

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Three Months
	Ended April 30,
	2006	2005
Contract revenues	$16,744,000	$13,951,000
Job costs	12,575,000	9,808,000

Field margin	4,169,000	4,143,000
Other Direct Costs	2,981,000	1,843,000

Gross margin	1,188,000	2,300,000

Selling, general and administrative expenses	2,932,000	1,737,000

Income (loss) from operations	(1,744,000)	563,000

Other income (expense):
Interest expense	(219,000)	(100,000)
Non-cash interest expense for preferred dividends and accretion of discount	(784,000)	—
Gain on sale of equity investment	—	48,000
Equity in income of equity investment	—	4,000
Interest and other income	—	14,000

	(1,003,000)	(34,000)

Income (loss) before income taxes	(2,747,000)	529,000

Income tax provision (benefit)	(816,000)	203,000

Net income (loss)	$(1,931,000)	$326,000

Per share of common stock:

Basic	$(0.11)	$0.03

Dilutive	$(0.11)	$0.02

Average common share equivalents outstanding	18,268,000	12,983,000

Average dilutive common share equivalents outstanding	—	1,198,000

Average common shares and dilutive common equivalents outstanding for earnings per share calculation	18,268,000	14,181,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Three Months
	Ended April 30,
	2006	2005
Net Income (Loss)	(1,931,000)	326,000
Income Taxes (Benefit)	(816,000)	203,000
Interest expense	219,000	100,000
Non-cash interest expense for preferred dividends and accretion of discount	784,000	—
Depreciation and Amortization	426,000	176,000

EBITDA	$(1,318,000)	$805,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30,	January 31,
	2006	2006
	(unaudited)
Assets

Current Assets
Cash and cash equivalents	$421,000	$230,000
Contracts receivable	24,546,000	24,471,000
Costs and estimated earnings in excess of billings on uncompleted contracts	5,868,000	5,174,000
Inventories	683,000	669,000
Prepaid income taxes	662,000	560,000
Deferred income tax asset	457,000	373,000
Other current assets	1,074,000	131,000

Total Current Assets	33,711,000	31,608,000

Property, Plant and Equipment	10,281,000	10,137,000
Less: accumulated depreciation	(8,043,000)	(7,838,000)

	2,238,000	2,299,000

Goodwill	2,438,000	2,316,000
Deferred Income Tax Asset	449,000	216,000
Intangible and Other Assets	6,220,000	6,423,000

Total Assets	$45,056,000	$42,862,000

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts payable	$6,715,000	$6,537,000
Billings in excess of costs and estimated earnings on uncompleted contracts	2,595,000	2,012,000
Current portion of long-term debt	515,000	513,000
Accrued liabilities	4,799,000	4,459,000

Total Current Liabilities	14,624,000	13,521,000

Long-Term Debt	10,521,000	9,059,000
Series C Redeemable Convertible Preferred Stock	2,618,000	2,803,000

Total Liabilities	27,796,000	25,383,000

Stockholders’ Equity
Common stock	378,000	345,000
Common stock warrants	1,628,000	1,881,000
Additional paid-in capital	17,547,000	15,582,000
Retained earnings (deficit)	(2,222,000)	(291,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	17,293,000	17,479,000

Total Liabilities and Stockholders’ Equity	$45,056,000	$42,862,000